Exhibit 99.1

CTRIP.COM INTERNATIONAL, LTD.

ANNOUNCES PROPOSED OFFERING OF US$140 MILLION CONVERTIBLE SENIOR NOTES

Shanghai, P.R. China – September 18, 2012: Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced that it proposes to offer up to US$140 million in aggregate principal amount of convertible senior notes due 2017 (the “notes”), subject to market conditions. The conversion rate and other terms of the notes have not been finalized and will be determined at the time of pricing of the offering. The Company intends to grant to the initial purchaser a 30-day option to purchase up to an additional US$20 million principal amount of notes solely to cover over-allotments, if any. The notes will be convertible into Ctrip’s American depositary shares (“ADSs”), each representing as of the date of this press release 0.25 of an ordinary share of Ctrip, at the option of the holders, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on the second business day immediately preceding the maturity date. Ctrip will not have the right to redeem the notes prior to maturity. Holders of the notes will have the right to require the Company to repurchase for cash all or part of their notes on September 15, 2015 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, September 15, 2015.

Certain senior management and directors of Ctrip, including the chairman of the board of directors, chief executive officer, chief operating officer and chief financial officer, have indicated their intention to purchase up to approximately US$40 million aggregate principal amount of notes from the initial purchaser in this offering.

The Company intends to use a portion of the net proceeds of the offering to: (a) purchase, depending on interest, a certain amount of ADSs from purchasers of notes in privately negotiated transactions effected through an affiliate of the initial purchaser as its agent, (b) purchase, from time to time, additional ADSs pursuant to its share repurchase program following this offering, and (c) pay the associated cost of the convertible note hedge transaction, after such cost is partially offset by the proceeds to the Company from the sale of the warrant transaction, both transactions as described below. The Company plans to use the remainder of the net proceeds from this offering for other general corporate purposes, including working capital needs and potential acquisitions of complementary businesses (although it is not currently negotiating any such acquisitions).

In connection with the offering, the Company expects to enter into a convertible note hedge transaction with an affiliate of the initial purchaser (the “hedge counterparty”) and to enter into a warrant transaction with the hedge counterparty at a higher strike price. The convertible note hedge transaction is expected generally to offset potential dilution to the ordinary shares and ADSs upon any conversion of notes. However, the warrant transaction could separately have a dilutive effect to the extent that the market value per ADS exceeds the applicable strike price of the warrants, subject to the Company’s ability to elect cash settlement of the warrants under certain circumstances. If the initial purchaser exercises its over-allotment option, the Company may enter into additional note hedge and warrant transactions with the hedge counterparty.

The Company has been advised that, in connection with establishing its initial hedge of the convertible note hedge transaction and warrant transaction, the hedge counterparty and/or its affiliates expect to enter into various derivative transactions with respect to the ADSs and/or to purchase ADSs concurrently with, or shortly after, the pricing of the notes. This activity could have the effect of increasing or preventing a decline in the price of the ADSs concurrently with, or shortly after, the pricing of the notes. In addition, the hedge counterparty and/or its affiliates may modify their hedge positions by unwinding these derivative transactions, entering into or unwinding additional derivative transactions with respect to the ADSs and/or purchasing or selling the ADSs or other securities of the Company in secondary market transactions from time to time following the pricing of the notes and prior to the maturity of the notes (and are likely to do so following any conversion of the notes, upon any early termination or early exercise of the convertible note hedge and warrant transactions, and during a 20-trading-day period beginning on, and including, the maturity date of the notes).

The notes, the ADSs deliverable upon conversion of the notes and the ordinary shares represented thereby, have not been registered under the Securities Act, or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers (“QIBs”) in reliance on the exemption from registration provided by Rule 144A under the Securities Act, and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act. Notes purchased by the Company’s affiliates in reliance on Regulation S will be treated as “restricted securities” as defined under Rule 144.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale of the notes, the ADSs or the ordinary shares represented thereby in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the notes, and there can be no assurance that the offering will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also helps customers book vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has grown substantially and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12928

Email: iremail@ctrip.com

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